THE BANK OF NEW YORK MELLON

Depositary Receipts

240 Greenwich Street

New York, New York 10286

April 4, 2024

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:	Corey Jennings, Office of International Corporate Finance, Division of Corporation Finance

RE:	Post Effective Amendment No. 1 to Registration Statement on Form F-6 filed on behalf of Steakholder Foods Ltd. (File No. 333-253915) (the “Post Effective Amendment No. 1 to Form F-6”)

Ladies and Gentlemen:

The Bank of New York Mellon, as depositary (the “Depositary”), on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares (the “ADSs”) representing ordinary shares (the “Shares”) of Steakholder Foods Ltd. (the “Company”), hereby applies to withdraw the above referenced Post Effective Amendment No. 1 to Form F-6 and all exhibits thereto, pursuant to Rule 477 under the Securities Act of 1933, as amended.

The grounds for this application to withdraw the Form F-6 are as follows:

The Post Effective Amendment No. 1 to Form F-6 was filed in error on March 21, 2024 to Form F-6 File No. 333-253915 (the “Original Form F-6”) and mistakenly included an unsponsored form of ADR Receipt as Exhibit 1. A revised form of Receipt will be separately filed pursuant to Rule 424(b)(3) to reflect an updated ADS to Share ratio as soon as practicable hereafter in the normal course.

The Post Effective Amendment No. 1 was filed in error and the registrant wishes to withdraw it.

If you should have any questions about this application, please contact our counsel in this matter, Emmet, Marvin & Martin, LLP, Cristina Cobb at (212) 238-3134 or Bruce Wilde at (212) 238-3128.

Very truly yours,

Legal entity created by the agreement for the issuance of American Depositary Shares representing ordinary shares of Steakholder Foods Ltd.

By: The Bank of New York Mellon,

as Depositary

By: /s/ Vanessa Salazar

Name: Vanessa Salazar

Title: Senior Vice President

cc:	Bruce R. Wilde Emmet Marvin & Martin, LLP

bwilde@emmetmarvin.com Cristina Cobb, Emmet Marvin & Martin, LLP ccobb@emmetmarvin.com